July 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney

Re:

Energy and Water Development Corp.

Amendment No. 3 to Information Statement on Form 1-A

Filed July 14, 2020

File No. 024-11168

Ladies and Gentlemen:

Set forth below are the responses of Energy and Water Development Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2020 with respect to the above-referenced Amendment No. 3 to Information Statement on Form 1-A (“Offering Statement”) .

Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Offering Statement (“Amendment No. 4”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to Amendment No. 4 unless otherwise specified.

Amendment No. 3 to Form 1-A

General

1.

We note that you filed a quarterly report on Form 10-Q for the period ended March 31, 2020. Please tell us what consideration you gave to updating the offering statement. Refer to footnote 17 and the accompanying text in Securities Act Release No. 33-10591.

RESPONSE:

The Company acknowledges the Staff’s comment and advises that the Offering Statement has been updated to include the unaudited financials of the Company for the period ended March 31, 2020.

Energy And Water Development Corp - 7901 4th St. N STE 4174 St. Petersburg, FL 33702  - T. +1 305 517 7330 - Info@eawctechnologies.com

www.eawctechnologies.com

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (305) 517-7330 or, in my absence, Amy Maliza of di Santo Law PLLC at (305) 587-2699.

Very truly yours,

ENERGY AND WATER DEVELOPMENT CORP.

By:	/s/ Ralph Hofmeier
Name:	Ralph Hofmeier
Title:	Chief Executive Officer

cc:

Amy Maliza, di Santo Law PLLC

Energy And Water Development Corp - 7901 4th St. N STE 4174 St. Petersburg, FL 33702  - T. +1 305 517 7330 - Info@eawctechnologies.com

www.eawctechnologies.com